                                                                 EXHIBIT (a)(25)




 THE GREAT UNIVERSAL STORES P.L.C.:  DELAWARE SUPREME COURT DENIES ABI'S APPEAL

     LONDON, ENGLAND, April 3, 1998 -- The Great Universal Stores P.L.C. ("GUS") announced today that the Delaware Supreme Court has denied an appeal by American Business Information, Inc. of an earlier decision by the Delaware Chancery Court refusing to enjoin the pending Merger Agreement between GUS and Metromail Corporation (NYSE:ML) and related Stock Purchase Agreements.

     GUS's tender offer for all of the outstanding shares of Metromail is scheduled to expire at 12:00, midnight, New York City time on Friday, April 10, 1998, unless extended. Any shares not purchased pursuant to the tender offer or the Stock Purchase Agreements will be acquired in a subsequent merger at the same price per share in cash as is paid in the tender offer.